Perini Corporation

73 Mt. Wayte Avenue

Box 9160

Framingham, Massachusetts 01701-9160

Tel: 508/628-2668 FAX: 508/628-2010

E-mail: kburk@perini.com

Perini

Over 100 years of experience

Kenneth R. Burk

Senior Vice President

Chief Financial Officer

January 2, 2008

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Attn: Tricia Armelin

Mail Stop 7010

Re:	Perini Corporation

Form 10-K for the fiscal year ended December 31, 2006

Filed March 7, 2007

File #1-6314

Dear Ms. Armelin:

This letter is submitted on behalf of Perini Corporation (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 and Quarterly Reports on Form 10-Q for the interim periods ended March 31, 2007, June 30, 2007 and September 30, 2007. The Staff’s comments are provided in numerical sequence in this letter, and the corresponding responses of the Company are shown below each comment.

Item 9A.  Controls and Procedures, page 42.

Comment 1: We note your disclosure that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures were effective in providing reasonable assurance that the information required to be disclosed in reports submitted under the Exchange Act is recorded, processed, summarized and reported within the specified time periods. Please confirm to us, and revise future filings to clarify, if true, that your officers concluded, at the same level of reasonable assurance, that your disclosure controls and procedures are also effective for the purpose of ensuring that material information required to be in this report is made known to management and others, as appropriate, to allow timely decisions regarding required disclosures. Alternatively, in future filings you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be. See Exchange Act Rule 13a-15(e). This comment is also applicable to your Form 10-Qs for the periods ended March 31, 2007, June 30, 2007 and September 30, 2007.

Securities and Exchange Commission

January 2, 2008

Response: We confirm that our officers concluded at the reasonable assurance level that our disclosure controls and procedures were effective for the purpose of ensuring that material information required to be included in our report on Form 10-K for the fiscal year ended December 31, 2006, and in our quarterly reports on Form 10-Q for the periods ended March 31, 2007, June 30, 2007 and September 30, 2007 was made known to management and others, as appropriate, to allow timely decisions regarding required disclosures.  We agree to state in future filings with the Commission our conclusion as to the level of effectiveness of our disclosure controls and procedures for such purpose.

Note 5.  Contingencies and Commitments, page 8.

(c) Investigation by US Attorney for Eastern District of New York, page 10.

Comment 2: We note your disclosure that the charge you recorded during the quarterly period ended September 30, 2007 materially affected the results of your Civil segment. Please supplementally provide us with the amount of the charge recorded and tell us what consideration you gave to disclosing this amount so that readers can fully understand the results of your Civil segment. In addition, please tell us, and revise future filings to clarify, if there is a reasonable possibility that a loss exceeding amounts already recognized may be incurred and if the amount of that additional loss would be material.

Response:

We continue to have ongoing negotiations with the US Attorney concerning the terms of a civil settlement regarding the disclosed matter.  We recorded an $8.0 million pretax charge against earnings as of September 30, 2007, representing our best estimate of the amount of the settlement of this matter at the time of filing our quarterly report on Form 10-Q for the period ended September 30, 2007. Because the discussions were ongoing at the time of the filing of the Form 10-Q, however, we determined that it would not be appropriate to specifically disclose the amount of the charge. However, in the “Management’s Discussion and Analysis” section of our Form 10-Q, under the discussion comparing our Third Quarter 2007 results with those of 2006, we stated that: “Civil construction income from operations decreased by $0.1 million, from a loss of $6.7 million in 2006 to a loss of $6.8 million in 2007. The loss in 2006 was due primarily to downward profit adjustments recorded on several projects in the Mid-Atlantic region, including a roadway project in Maryland. The loss in 2007 was due primarily to recording a charge with respect to the matter discussed in Note 5(c) of Notes to Consolidated Condensed Financial Statements.” We believe that this disclosure was sufficient to enable investors to understand the results of our Civil segment.

This matter continues in active discussions with the U.S. Department of Justice. Accordingly, there is a possibility that the ultimate settlement amount could exceed the $8.0 million charge recorded as of September 30, 2007; however, at this time, we estimate that any future charge in excess of the amount already recorded would not be material to the Company’s results of operations. We agree to revise future filings to clarify the possibility of an additional charge based on the ultimate settlement of this matter.

Securities and Exchange Commission

January 2, 2008

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please contact me at 508-628-2813.

Sincerely yours,

Perini Corporation By: /s/Kenneth R. Burk Kenneth R. Burk, Chief Financial Officer